                                                                    Exhibit 99.1



             TECHFAITH REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS

Beijing, China, June 1, 2005 - China TechFaith Wireless Communication Technology Limited (Nasdaq: CNTF), a leading independent mobile handset design house based in China, today announced its unaudited financial results for the first quarter of 2005.

Highlights for the first quarter of 2005:

     - Net revenues were US$21.5 million in the first quarter of 2005, up 138% year-on-year and 47% quarter-on-quarter
     - Income from operations was US$11.0 million in the first quarter of 2005, up 190% year-on-year and 56% quarter-on-quarter
     - Net income was US$8.3 million in the first quarter of 2005, up 115% year-on-year and 24% quarter-on-quarter
     - Gross margin in the first quarter of 2005 increased to 63% compared to 57% in the same period in 2004 and 60% in the fourth quarter of 2004
     - Operating margin in the first quarter of 2005 increased to 51% compared to 42% in the same period in 2004 and 48% in the fourth quarter of 2004
     - Net margin in the first quarter of 2005 was 38% compared to 43% in the same period in 2004 and 45% in the fourth quarter of 2004

"I am extremely pleased to report TechFaith has delivered record results in the 1st quarter of 2005. Our growth has accelerated to position TechFaith as the dominant player in the handset design outsourcing space." said Defu Dong, TechFaith's Chairman and CEO. "advances in handset development are putting increasing pressure on design cost for brand owners. The need to outsource design as a means to preserve margins is increasingly apparent. Our advanced technological capabilities, design quality and significant cost advantage place TechFaith as a key benefactor in this irreversible design outsourcing trend".

UNAUDITED FINANCIAL RESULTS

For the first quarter of 2005, TechFaith reported total net revenues of US$21.5 million, representing a 138% increase from the same period in 2004. Compared to the fourth quarter of 2004, total net revenues increased 47%, primarily due to the increases in design fees and royalty income.

Design fees for the first quarter of 2005 were US$16.5 million, increased 303% from the same period in 2004 and increased 65% from the fourth quarter of 2004. Design fees increase was primarily due to an increase in the number of revenue contributing models and more contracts reaching revenue recognition milestones in the first quarter of 2005. In addition, a few contracts with large payments at shipping acceptance had passed through this final milestone in the quarter.

Revenue contributing models totaled 41 in the first quarter of 2005 compared to 13 in the same quarter in 2004 and 33 in the fourth quarter of 2004. Approximately 41% of the 41 revenue contributing models were designed for international brand owners, with the remaining for domestic brand owners.

Royalty income in the first quarter of 2005 was US$ 3.1 million which increased 23% from the same quarter in 2004 and increased 71% from the fourth quarter of 2004. This increase was due to more models that have a royalty component passed shipping acceptance milestone and the customers shipped more royalty contributing handsets.

TechFaith views design fees and royalty income combined as the total design compensation received from customers. Design fees plus royalty income combined was US$19.6 million in the first quarter of 2005, an increased of 197% compared to US$6.6 million in the same quarter of 2004 and an increase of 66% from US$11.8 million in the fourth quarter of 2004. Of the US$19.6 million design fees plus royalty income in the first quarter of 2005, approximately 74% was received from international brand owners.

Component income decreased to US$1.8 million in the first quarter of 2005 compared to US$2.4 million in the same period in 2004 and US$2.8 million in the fourth quarter of 2004. The decrease for the quarter was due to lower sales of third-party components which included pilot run materials TechFaith purchased on behalf of customers.

Overall gross margin increased to 63% in the first quarter of 2005, compared to 57% in the same quarter in 2004 and 60% in the fourth quarter of 2004.

Total operating expenses for the first quarter of 2005 were US$2.5 million, an increase of 82% from the same period in 2004. It increased by 46% from the fourth quarter in 2004, largely due to the expanded business and the increases in general and administrative expenses, research and development expenses and selling and marketing expenses.

Operating income for the first quarter of 2005 was US$11.0 million, an increase of 190% from the same period in 2004 and 56% from the fourth quarter of 2004.

Operating margin was 51% in the first quarter of 2005, expanding from 42% in the same period in 2004 and 48% in the fourth quarter of 2004.

Net income for the first quarter of 2005 was US$8.3 million, representing an increase of 115% from the same period in 2004 and 24% increase from the fourth quarter of 2004. In the first quarter of 2005, TechFaith recorded a US$1.3 million of change in fair value of call option in relation to convertible notes issued. We do not expect to incur any further of such expense as the convertible notes were converted in our IPO in May 2005.

Net margin was 38% in the first quarter of 2005, lower than 43% in the same period in 2004 and 45% in the fourth quarter of 2004. This is primarily due to change in fair value of call option recorded in the first quarter of 2005 as mentioned even though the operating margin has reached the highest level since founding.

CONFERENCE CALL

TechFaith's management team will host a conference call at 10:00AM Eastern Standard Time on June 1, 2005 (or 10:00PM June 1, 2005 in the Beijing/HK time zone) following the announcement.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-800-299-7635, International dial-in number +1-617-786-2901; Passcode 40599982.

A replay of the call will be available through June 8, 2005. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number 1-617-801-6888; Password 79679182.

TechFaith will also provide a live webcast of the earnings call. Participants should log onto the Company's website ( http://www.TechFaithwireless.com ) 15 minutes prior to the call, then click on the Event Calendar under Investor Relations page and follow the instructions. The archived webcast of this call will be available on the Investor Relations section of TechFaith's website at http://www.TechFaithwireless.com.

ABOUT TECHFAITH

China TechFaith Wireless Communication Technology Limited ("TechFaith") is a leading independent mobile handset design house based in China. TechFaith provides complete design services spanning the entire handset design cycle, which involves industrial design, mechanical design, software design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. TechFaith designs mobile handsets and provides mobile handset solutions on GSM/GPRS, WCDMA/UMTS and CDMA technologies. TechFaith has also commenced the design of smart phones, which provide significant data capabilities in addition to the normal functions of a mobile handset. TechFaith's customers include both China domestic handset brand owners and international handset brand owners. Since it inception in 2002, TechFaith has experienced substantial growth and become one of the largest independent mobile handset design houses in the world.

TechFaith's American Depositary Shares ("ADSs"), each of which represents 15 ordinary shares of TechFaith, par value US$0.00002 per share, are currently trading on the Nasdaq National Market under the symbol "CNTF."

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and exist competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

FOR FURTHER INFORMATION

Ms. Yuping OuYang
Tel: 86-10-5822-9918
E-mail: inforequest@mail.techfaith.cn

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF U.S. DOLLARS)

                                                      DECEMBER 31, 2004   MARCH 31, 2005
                                                          (audited)         (unaudited)
                                                          (Note 1)
ASSETS
Current assets:
  Cash and cash equivalents                                 35,086            37,272
  Accounts receivable, net                                   7,760            16,915
  Notes receivable                                           2,296             2,600
  Marketable securities                                        346               261
  Deposit                                                    3,740             3,852
  Inventories                                                5,030             4,774
  Prepaid expenses and other current assets                  2,254             3,454
                                                            ------            ------
Total current assets                                        56,512            69,128
                                                            ------            ------

Deposits for acquisition of plant, machinery and
 equipment, and acquired intangible assets                     529               945
Plant, machinery and equipment, net                          9,556             9,937
Acquired intangible assets, net                                945               853

                                                            ------            ------
TOTAL ASSETS                                                67,542            80,863
                                                            ======            ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Account payable                                            2,834             2,999
  Accrued expenses and other current liabilities             4,617             6,418
  Advance from customers                                    16,418            16,975
                                                            ------            ------
Total current liabilities                                   23,869            26,392
                                                            ------            ------

Convertible notes                                           11,887            12,122
                                                            ------            ------
Derivative liability                                         1,956             3,259
                                                            ------            ------
Minority interests                                           1,740             2,716
                                                            ------            ------

Shareholders' equity
  Ordinary shares                                               10                10
  Additional paid-in capital                                 4,832             4,832
  Accumulated other comprehensive income                        47                80
  Retained earnings                                         23,201            31,452
                                                            ------            ------
Total shareholders' equity                                  28,090            36,374
                                                            ------            ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  67,542            80,863
                                                            ======            ======

Note 1: The financial information is extracted from F-1 filling with U.S. Securities and Exchange commission



CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF U.S. DOLLARS)

                                         THREE MONTHS ENDED   THREE MONTHS ENDED   THREE MONTHS ENDED
                                           MARCH 31, 2004     DECEMBER 31, 2004      MARCH 31, 2005
                                            (unaudited)          (unaudited)           (unaudited)
                                                                  (Note 1)
Revenues:
  Design fees                                   4,099               9,992                16,534
  Royalty income                                2,512               1,817                 3,100
  Component products                            2,416               2,847                 1,846
                                               ------              ------                ------
Total net revenues (Note 2)                     9,027              14,656                21,480
                                               ------              ------                ------

Cost of revenues
  Design fees                                   1,694               3,634                 6,408
  Royalty income                                  181                 181                     -
  Component products                            1,997               2,080                 1,566
                                               ------              ------                ------
Total cost of revenues                          3,872               5,895                 7,974
                                               ------              ------                ------

Gross profit                                    5,155               8,761                13,506
                                               ------              ------                ------

Operating expenses:
  General and administrative                     (673)             (1,226)               (1,331)
  Research and development                       (542)               (275)                 (868)
  Selling and marketing                          (139)               (193)                 (267)
                                               ------              ------                ------
Total operating expenses                       (1,354)             (1,694)               (2,466)
                                               ------              ------                ------

Income from operations                          3,801               7,067                11,040
Interest expense                                  (86)               (611)                 (583)
Interest income                                    10                  50                    55
Other income                                       42                 181                    18
Change in fair value of call option                 -                  (1)               (1,303)
                                               ------              ------                ------
Income before income taxes                      3,767               6,686                 9,227
Income tax                                          -                   -                     -
                                               ------              ------                ------
Income before minority interests                3,767               6,686                 9,227
Minority interests                                 69                 (50)                 (976)
                                               ------              ------                ------
Net income                                      3,836               6,636                 8,251
                                               ======              ======                ======

Note 2: The net revenues represent sales net of business and value added taxes